Exhibit 99.1

Richmont Annual Production Exceeds Guidance
Island Gold Delivers Record Production Significantly Above Revised
Guidance

TORONTO, Ontario, Canada, January 12, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), delivered another solid quarter of operational results that contributed to fourth quarter production of 22,380 gold ounces and annual production of 98,031 ounces, which exceeds the increased annual production guidance of between 87,000 and 95,000 ounces that was announced on August 6. (All amounts are in Canadian dollars unless otherwise indicated.)

HIGHLIGHTS FOR THE FOURTH QUARTER AND 2015 INCLUDE:

  During the fourth quarter Richmont produced 22,380 ounces of gold (21,576 ounces sold), which contributed to the second best annual production level in 25 years of 98,031 gold ounces (96,895 ounces sold) in 2015 and exceeds the high end of revised guidance levels. Richmont reported fourth quarter revenues of $31.9 million and record annual revenues of $143.7 million for 2015.

  Production for the fourth quarter was underpinned by another strong quarter from the Island Gold Mine, which reported quarterly production of 14,203 ounces of gold (13,504 ounces sold). Production for the quarter was impacted by a planned 3 week shutdown of the underground mine and 2 week shutdown of the mill facility for infrastructure and power upgrades. For 2015, Island Gold reported record production of 55,040 ounces, (52,363 ounces sold) exceeding the increased annual production guidance by 16%.

  Richmont ended the quarter with a strong cash balance of approximately $61 million. Project capital investments for the quarter primarily related to a tailings dam expansion ($8.7 million) and accelerated underground development at the Island Gold Mine. Both initiatives will position Island Gold for significant production growth from 2017 to 2023 as reported in the Preliminary Economic Assessment (“PEA”) results that were issued on October 28, 2015.

Production Highlights:

		Q4 14	Q1 15	Q2 15	Q3 15	Q4 15	2015	2015 Guidance
Gold Produced (oz)
	Island Gold Mine	8,974	10,764	14,997	15,076	14,203(1)	55,040	45,000-50,000
	Beaufor Mine	6,633	7,963	7,082	5,714	5,652	26,411	42,000-45,000(2)
	Monique Mine	7,324	7,132	4,235	2,688	2,525	16,580
Total Produced (oz)		22,931	25,859	26,314	23,478	22,380	98,031	87,000-95,000
(1)	Fourth quarter production includes a 3 week underground mine shutdown in October.
(2)	Production guidance for combined Quebec operations: Beaufor and Monique mines.

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Operational Highlights

	Q4 14	Q1 15	Q2 15	Q3 15	Q4 15	2015
Island Gold Mine
Underground tpd	399	552	759	669	657(1)	659
Mill tonnes	46,651	43,785	71,584	66,416	60,352	242,137
Mill tpd	507	487	787	722	656(2)	663
Head grade (g/t)	6.28	7.87	6.73	7.27	7.62	7.31
Recoveries (%)	95.3	97.2	96.8	97.1	96.0	96.8
Beaufor Mine
Underground tpd	327	367	360	338	306	343
Mill tonnes	30,247	29,751	36,914	30,437	28,345	125,447
Head grade (g/t)	6.96	8.44	6.05	5.93	6.30	6.64
Recoveries (%)	98.1	98.6	98.6	98.6	98.4	98.6
Monique Mine
Mill tonnes	85,447	63,938	61,826	52,987	45,922	224,673
Head grade (g/t)	2.80	3.57	2.22	1.64	1.77	2.37
Recoveries (%)	95.3	97.2	96.2	96.2	96.4	96.7
(1)	Fourth quarter underground productivity includes a 3 week mine shutdown in October.
(2)	Fourth quarter mill productivity includes a 2 week mill shutdown in October.

“We are very encouraged to report another strong quarter and annual production that exceeds our increased guidance estimates and was the second highest in 25 years, primarily driven by record production from our cornerstone Island Gold mine. During the quarter we have reported very promising exploration results from Island Gold, both east and west of the main deposit as well as from the down plunge extension below the 1,000 metre level, which demonstrates the significant potential for sustainable, low-cost production growth that will drive increased margins and significant cash flow streams.” commented Renaud Adams, President and CEO. “The operational efficiencies achieved at Island Gold during the year has positioned this core operation for production growth going forward. In 2016 we will maintain our disciplined and prudent focus on advancing the Island Gold underground mine with the goal of positioning this strategic asset to be one of the most profitable underground mines in Canada.”

Island Gold Highlights

  Production for the quarter was 14,203 ounces (13,504 ounces sold), in-line with the prior quarter, despite the 3-week planned shutdown to complete an underground mine upgrade and 2 week mill shutdown to improve mill infrastructure and power upgrade completed in the quarter. Production for the year was a record 55,040 ounces (52,363 ounces sold) for the year, 16% above annual production guidance levels.

  Underground productivity for the quarter averaged 657 tonnes per day (659 tonnes per day for 2015), including the 3-week planned shutdown in October, at head grades of 7.62 g/t, primarily due to high-grade development from new resources on the second mining horizon. Long-hole mining from the first mining horizon (above the 635 metre level) began in the fourth quarter. In December, the underground mine averaged 815 tonnes per day at a grade of 8.16 g/t gold.

  The mill averaged 656 tonne per day during the quarter, including the 2-week planned shutdown, with recoveries of 96.0%. In 2015, the mill averaged 663 tonnes per day with recoveries of 96.8%. In December, the mill averaged 829 tonnes per day. As a result of the mill upgrade, mill capacity has been now increased to 900 tonnes per day.

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  During the quarter a tailings dam upgrade was completed that increased tailings storage capacity to 2.5 million tonnes, sufficient for the estimated 2.1 million tonnes indicated in the recent PEA.

  An initial update on the Island Gold exploration drilling program continued to demonstrate the significant potential to grow production and increase the mine life of this cornerstone asset both laterally above the 860 metre level, which could support an upgrade to 1,150 tonnes per day, as well as the vertical extension below the 1,000 metre level where two high-grade intercepts of 19.87 g/t over 3.9 metres and 25.6 g/t over 4.7 metres were obtained (estimated true width and high grade capped at 95 g/t). Drilling efforts are ongoing and it is expected that the entire drilling program will be completed by the end of April, 2016.

Beaufor Highlights

  Production for the quarter was 5,652 ounces (5,237 ounces sold) and 26,411 ounces (26,875 ounces sold) for 2015, in line with the Quebec Division’s increased guidance. Underground productivity at the Beaufor Mine averaged 306 tonnes per day at a head grade of 6.30 g/t for the quarter, in-line with planned levels. For 2015, the mill averaged 343 tonnes per day at a head grade of 6.64 g/t.

  Development of the Q Zone advanced during the quarter with a target of reaching the mineralized structure in early 2016.

Monique Highlights

  Production for the quarter was 2,525 ounces (2,835 ounces sold), the operation processed the lower-grade stockpile ore during the quarter. The processing of the lower grade stockpile was essentially completed at the end of 2015. A remaining lower grade stockpile averaging 20,000 tonnes at 0.9 g/t gold will be processed in Q1 2016.

Corporate Highlights

  On October 28, 2015, Richmont announced the completion of a PEA for the cornerstone Island Gold Mine that highlights the potential for increased production and lower all-in-sustaining costs. The PEA considers a phased approach with Phase 1 evaluating a Base Case scenario of 800 tonnes per day, as well as a potential 1,150 tonnes per day Expanded Case from 2017. A National Instrument 43-101 Technical Report containing the PEA was filed on December 11, 2015.

  On December 7, 2015, Richmont announced the appointment of Christian Bourcier as Vice President, Operations effective January 11, 2016. Christian is a mining engineer with over 21 years of mining experience, primarily in the prolific Abitibi region of northwestern Quebec and will be responsible for all operational programs for Richmont.

  On December 21, 2015, Richmont provided an initial update on the Island Gold exploration drilling program which continues to demonstrate the significant potential of this cornerstone asset, particularly the potential to extend mine life laterally above the 860 metre level, which could support a potential expansion to 1,150 tonnes per day, as well as at depth where the deep drilling program intersected 25.6 g/t gold over 4.7 metres in the high grade structure below the 1,000 metre level, located approximately 270 metres from a previous 19.87 g/t gold intersection.

  On December 22, 2015, Richmont announced that René Marion was appointed as non-executive Chairman of the Board effective January 1, 2016.

Upcoming News

  2016 Guidance (late January).

  2015 Reserve and Resource update (early February)

  Exploration updates (mid-February and as required)

  Q4 and Year-End Financial Results (February 22 pre-market).

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About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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